
May 21, 2025

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, CA 92122

>   **Re: Revelation Biosciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 20, 2025**
>   **File No. 333-287423**

Dear James Rolke:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note your disclosure indicating that under the "zero exercise price" option, holders of your Class H-1 Warrants will have the right to receive an aggregate of 32,786,880 shares of your common stock based on the formula provided. Please revise the cover page header to highlight the maximum number of shares that could be issued upon exercise of your Class H-1 Warrants. For guidance, refer to Regulation S-K, Item 501(b)(2). Please similarly revise your Summary of the Offering section.

2.   Please revise your cover page disclosure to briefly describe the event(s) that would trigger the automatic exercise of the Class H-3 Warrants and any provisions that would preclude automatic exercise.

Summary of the Offering
Use of Proceeds, page 4

3.   Please review your Use of Proceeds disclosure here and on page 44 to clarify that if the Stockholder Approval is not obtained or another event precludes the automatic exercise of the Class H-3 Warrants, your proceeds from the offering will be significantly reduced.

Risk Factors
Risks Related to this Offering, page 7

4.   Please revise this subsection to include a risk factor disclosing that dilution from the offering could cause the company's common stock price to fall below Nasdaq's minimum bid price, which could result in its shares being delisted from Nasdaq. If the registrant has plans to seek shareholder approval for a reverse stock split, such plans should be disclosed in the registration statement, including the proposed ratio, if known. In your new risk factor, please also discuss Nasdaq's recent actions taken pursuant to Listing Rule 5101 with respect to other companies that have consummated offerings involving zero exercise price warrants, or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: J.P. Galda, Esq.